MH Elite Portfolio of Funds, Inc.

220 Russell Ave.

Rahway, NJ 07065

1-800-318-7969

April 25, 2011

Subject:  Response to SEC comments to the Registration Statement submitted by MH Elite

                Portfolio of Funds, Inc. on February 23, 2011.

MH Elite Portfolio of Funds, Inc. will make the following changes to the Summary Prospectus, Prospectus and SAI:

Summary Prospectus:

Item 2 – Restated investment objective for each fund.

MH Elite Small Cap Fund of Funds

The Fund seeks long term capital appreciation.

MH Elite Fund of Funds

The Fund seeks long term capital appreciation.

MH Elite Select Portfolio of Funds

The Fund seeks long term capital appreciation.

MH Elite Income Fund of Funds

The Fund’s primary investment objective is income, with the potential for capital appreciation as a secondary objective.

Item 3 – Fees and Expenses of the Fund.

Reworded the disclosures as follows:

Fees and Expenses of the Fund

The table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fees	1.00%
Distribution (and/or Service) (12b-1) Fees	None
Other Expenses [1]	0.25%
Acquired Fund Fees and Expenses [2]	1.20%
Total Annual Fund Operating Expenses	2.45%

1 Other Expenses of .25% will be paid to MH Investment Management Inc. (MHI) as per the Administrative Services Agreement. Under this agreement, the investment adviser (MHI) is obligated to pay all the expenses of the Fund other than management and acquired fund fees. This arrangement will continue for as long as MHI remains the adviser to the Fund. The fee of .25% for Other Expenses cannot be raised without shareholder approval.

2 Fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds. The Total Annual Fund Operating Expenses for the Fund do not correlate to the Ratio of Expenses to Average Net Assets provided in the Financial Highlights section of the statutory prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$251	$792	$1,388	$3,159

Item 4 - Principal Strategies and Risks for MH Elite Small Cap Fund of Funds:

Principal Investment Strategies

MH Elite Small Cap Fund of Funds seeks to achieve its investment objective by investing at least 80% of its total assets in 10 to 25 unaffiliated open-end mutual funds ("underlying funds") which in turn, invest principally (i.e. at least 80% of their total assets) in small and micro-cap companies. The Fund’s adviser currently considers small capitalization companies to be those with market capitalization of $2 billion or less and considers micro-capitalization companies to be those with market capitalization of $500 million or less. Underlying funds will be purchased at their net asset value without sales charges, upfront or deferred, and have a maximum limit on 12B-1 fees of .25%. Whenever possible, the Fund will invest in institutional or adviser share classes to help reduce the costs associated with investing in the underlying funds. The investment objective of each of the underlying funds will be, consistent with the investment objective of the Fund, long-term capital appreciation.

The majority of holdings of the underlying funds are intended to represent primarily U.S. based small companies. Although the underlying funds will normally focus on the securities of U.S. companies, they may invest up to 25% of their total assets in foreign securities. In terms of investment styles, the Fund will generally invest in a mix of growth and value management styles. Depending on economic and market conditions, the Fund may be weighted more to one particular investment style.

Principal Risks

An investment in any security involves a certain amount of risk. Our selection of underlying funds may not perform as well as expected when we bought them or as well as the stock market in general. There is the possibility that the Fund’s share price and total return may decline as a result of a decline in the value of the underlying funds. As a result, loss of money is a risk of investing in the Fund. There is no guarantee the Fund will achieve its investment objective and you should consider an investment in the Fund as a long-term investment.

There are a number of other risks and considerations that a potential investor in the Fund should consider:

•

Investing in small cap stock funds has been riskier than investing in funds that invest in mid and large cap stocks.  Stock prices of small cap companies tend to be less liquid and more volatile than mid and large cap companies with sharper price movements in both up and down markets;

•

The Fund may be overly invested in one particular style of investing (i.e. growth vs. value) that may under perform and/or be more volatile than other investment styles at the time. Growth investing involves buying stocks that have relatively high price-to-earnings ratios. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions and market moves. Value investing involves buying stocks that are out of favor and/or undervalued in comparison to their peers. Different investment styles tend to shift in and out of favor, depending on market conditions and investor sentiment;

•

Risk that the adviser’s research, analysis and strategies may fail to produce the intended results and the Fund could under perform other funds with similar objectives and investment strategies;

•

The value of your investment in the Fund will fluctuate in response to the stock market and general economic conditions. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices;

•

Investing in another investment company subjects the Fund to that company’s risks, and, in general, to a pro rata portion of that company’s fees and expenses;

•

Frequent trading, which leads to a high portfolio turnover, by the underlying funds could have an impact on potential tax liabilities, expenses and affect the fund’s performance. The possibility exists that the Fund may distribute sizable taxable gains to its shareholders, regardless of investment performance, due to the frequent trading of the underlying funds;

•

The underlying funds may invest in foreign securities which may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S;

•

To the extent the underlying funds use options and futures, they are exposed to additional volatility and potential losses.

Principal Strategies and Risks for MH Elite Fund of Funds:

Principal Investment Strategies

MH Elite Fund of Funds seeks to achieve its investment objective by investing at least 80% of its total assets in 10 to 25 unaffiliated open-end mutual funds ("underlying funds") which in turn, invest principally (i.e. at least 80% of their total assets) in mid and large-cap companies. The Fund’s adviser currently considers mid cap companies to have a market capitalization of between $2 billion and $10 billion and considers large-cap companies to be have a market capitalization greater than $10 billion. Underlying funds will be purchased at their net asset value without sales charges, upfront or deferred, and have a maximum limit on 12B-1 fees of .25%. Whenever possible, the Fund will invest in institutional or adviser share classes to help reduce the costs associated with investing in the underlying funds. The investment objective of each of the underlying funds will be, consistent with the investment objective of the Fund, long-term capital appreciation.

The majority of holdings of the underlying funds are intended to represent primarily U.S. based mid and large cap companies. Although the underlying funds will normally focus on the securities of U.S. companies, they may invest up to 25% of their total assets in foreign securities. In terms of investment styles, the Fund will generally invest in a mix of growth and value management styles. Depending on economic and market conditions, the Fund may be weighted more to one particular investment style.

Principal Risks

An investment in any security involves a certain amount of risk. Our selection of underlying funds may not perform as well as expected when we bought them or as well as the stock market in general. There is the possibility that the Fund’s share price and total return may decline as a result of a decline in the value of the underlying funds. As a result, loss of money is a risk of investing in the Fund. There is no guarantee the Fund will achieve its investment objective and you should consider an investment in the Fund as a long-term investment.

There are a number of other risks and considerations that a potential investor in the Fund should consider:

•

The Fund may be overly invested in one particular style of investing (i.e. growth vs. value) that may under perform and/or be more volatile than other investment styles at the time. Growth investing involves buying stocks that have relatively high price-to-earnings ratios. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions and market moves. Value investing involves buying stocks that are out of favor and/or undervalued in comparison to their peers. Different investment styles tend to shift in and out of favor, depending on market conditions and investor sentiment;

•

Risk that the adviser’s research, analysis and strategies may fail to produce the intended results and the Fund could under perform other funds with similar objectives and investment strategies;

•

The value of your investment in the Fund will fluctuate in response to the stock market and general economic conditions. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices;

•

Investing in another investment company subjects the Fund to that company’s risks, and, in general, to a pro rata portion of that company’s fees and expenses;

•

Frequent trading, which leads to a high portfolio turnover, by the underlying funds could have an impact on potential tax liabilities, expenses and affect the fund’s performance. The possibility exists that the Fund may distribute sizable taxable gains to its shareholders, regardless of investment performance, due to the frequent trading of the underlying funds;

•

The underlying funds may invest in foreign securities which may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S;

•

To the extent the underlying funds use options and futures, they are exposed to additional volatility and potential losses.

Principal Strategies and Risks for MH Elite Select Portfolio of Funds

Principal Investment Strategies

MH Elite Select Portfolio of Funds seeks to achieve its investment objective by investing at least 80% of its total assets in 10 to 30 unaffiliated open-end mutual funds (“underlying funds”). The underlying funds will represent a diversified mix of asset classes that are generally considered alternative investments to the U.S. stock market including funds that invest in foreign developed markets, emerging markets, natural resources, precious metals and real estate. In addition, the Fund may invest in long/short and/or short only funds. The underlying funds may also employ other hedging strategies including investing in futures, options and short selling.

Underlying funds will be purchased at their net asset value without sales charges, upfront or deferred, and have a maximum limit on 12B-1 fees of .25%. Whenever possible, the Fund will invest in institutional or adviser share classes to help reduce the costs associated with investing in the underlying funds. The Fund has no restrictions on fund styles or on the average market capitalization of the underlying funds. Under normal conditions, the Fund will invest at least 50% of its total assets in underlying funds that invest in non-U.S. companies.

Principal Risks

An investment in any security involves a certain amount of risk. Our selection of underlying funds may not perform as well as expected when we bought them or as well as the stock market in general. There is the possibility that the Fund’s share price and total return may decline as a result of a decline in the value of the underlying funds. As a result, loss of money is a risk of investing in the Fund. There is no guarantee the Fund will achieve its investment objective and you should consider an investment in the Fund as a long-term investment.

There are a number of other risks and considerations that a potential investor in the Fund should consider:

•

Investing in small cap stock funds has been riskier than investing in funds that invest in mid and large cap stocks.  Stock prices of small cap companies tend to be less liquid and more volatile than mid and large cap companies with sharper price movements in both up and down markets;

•

The Fund may be overly invested in one particular style of investing (i.e. growth vs. value) that may under perform and/or be more volatile than other investment styles at the time. Growth investing involves buying stocks that have relatively high price-to-earnings ratios. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions and market moves. Value investing involves buying stocks that are out of favor and/or undervalued in comparison to their peers. Different investment styles tend to shift in and out of favor, depending on market conditions and investor sentiment;

•

Risk that the adviser’s research, analysis and strategies may fail to produce the intended results and the Fund could under perform other funds with similar objectives and investment strategies;

•

The value of your investment in the Fund will fluctuate in response to the stock market and general economic conditions. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices;

•

Investing in another investment company subjects the Fund to that company’s risks, and, in general, to a pro rata portion of that company’s fees and expenses;

•

Frequent trading, which leads to a high portfolio turnover, by the underlying funds could have an impact on potential tax liabilities, expenses and affect the fund’s performance. The possibility exists that the Fund may distribute sizable taxable gains to its shareholders, regardless of investment performance, due to the frequent trading of the underlying funds;

•

For a variety of reasons including unstable economies, potential for political unrest, demographics, market inefficiencies and currency fluctuations, investing in foreign markets may be more volatile than investing in the US market;

•

There is the chance that the value of a foreign investment held by an underlying fund will, when measured in U.S. dollars, decrease because of unfavorable changes in currency exchange rates.

•

There is a greater risk of investing in developing or emerging market countries. These countries have less developed securities markets or exchanges, and legal and accounting systems and may be considered speculative investments. Securities may be less liquid and more volatile than securities in countries with more mature markets. Emerging market countries may be subject to greater risks of government restrictions;

•

Some of the techniques used by the underlying funds will produce greater volatility in their attempt to achieve greater returns. Some funds will seek to profit from market declines and will conversely sustain losses when the market is rising. The underlying funds may use investment techniques that may be considered aggressive including the use of futures contracts and options. Short selling is another strategy that may be employed by an underlying fund. In short selling one benefits from the decline in value of a security;

•

Investing in natural resources, precious metals and real estate present additional risks.  The prices of commodities may be volatile, fluctuating substantially over short periods of time. Prices can be adversely affected by factors surrounding political, regulatory and economic issues and the supply and demand for a particular commodity;

•

Although the Fund seeks to reduce the risk of your investment by diversifying its investment in a number of underlying funds, there are inherent risks of investing in various asset classes.

Principal Strategies and Risks for MH Elite Income Fund of Funds:

Principal Investment Strategies

MH Elite Income Fund of Funds seeks to achieve its investment objective by investing at least 80% of its total assets in 10 to 30 unaffiliated open-end mutual funds (“underlying funds”) with an investment objective that seeks to provide current income and/or total return. The Fund will attempt to manage risk and market volatility by investing in a wide range of income funds including funds that invest in corporate debt, bank debt, government and agency debt securities of the U.S. and foreign countries, convertible bonds, high yield and emerging market debt. The Fund may also invest in conservative asset allocation funds, which in turn employ a strategy of investing in a combination of bonds and stocks, whereby the stock allocation is less than 40%, and equity funds that invest in dividend paying common stocks to generate income.

Underlying funds will be purchased at their net asset value without sales charges, upfront or deferred, and have a maximum limit on 12B-1 fees of .25%. Whenever possible, the Fund will invest in institutional or adviser share classes to help reduce the costs associated with investing in the underlying funds.

Principal Risks

An investment in any security involves a certain amount of risk. Our selection of underlying funds may not perform as well as expected when we bought them or as well as the bond and stock market in general. There is the possibility that the Fund’s share price and total return may decline as a result of a decline in the value of the underlying funds. As a result, loss of money is a risk of investing in the Fund. There is no guarantee the Fund will achieve its investment objective and you should consider an investment in the Fund as a long-term investment.

There are a number of other risks and considerations that a potential investor in the Fund should consider:

•

Risk that the adviser’s research, analysis and strategies may fail to produce the intended results and the Fund could under perform other funds with similar objectives and investment strategies;

•

The value of your investment in the Fund will fluctuate in response to the bond and stock market and general economic conditions. There is the chance that bond and stock prices overall will decline because markets tend to move in cycles, with periods of rising and falling prices and interest rates;

•

When interest rates rise, debt security prices generally fall. The opposite is also generally true, debt security prices rise when interest rates fall. In general, securities with longer maturities are more sensitive to these price changes;

•

Issuers of lower rated or high yield debt securities are not as strong financially as those issuing higher credit quality debt securities. These issuers are more likely to encounter financial difficulties that could affect their ability to make interest and principal payments when due. High yield debt securities are generally more illiquid,  harder to value and are subject to greater price volatility than higher credit quality securities;

•

The underlying funds may have significant investments in foreign securities. Foreign securities risk entails risk relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices;

•

Fluctuations in foreign currency values will result in fluctuations in the U.S. dollar value of securities denominated in that foreign currency. If the U.S. dollar rises in value against a foreign currency, a security denominated in that currency will be worth less in U.S. dollars and if the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency will be worth more in U.S. dollars.

•

Emerging market debt securities are generally more volatile and less liquid than debt securities of developed countries;

•

Some underlying funds may use derivative instruments which derive their value from the value of an underlying asset or currency. The value of derivatives may rise or fall more rapidly than other investments and it is possible to lose more than the initial amount invested;

•

Frequent trading, which leads to a high portfolio turnover, by the underlying funds could have an impact on potential tax liabilities, expenses and affect the fund’s performance. The possibility exists that the Fund may distribute taxable gains and dividends to its shareholders, regardless of investment performance, due to the frequent trading of the underlying funds;

•

An issuer of a fixed income security could be downgraded or default. An issuer’s credit quality depends on its ability to pay interest on and repay its debt and other obligations. If an underlying fund holds securities that have been downgraded or that default on payment, the fund’s performance could be negatively affected;

•

An underlying fund may invest in bank debt that involves the participation in loans or of assignments of all or a portion of loans from third parties. Investments in bank debt involve credit risk, interest rate risk, liquidity risk and other risks including the risk that any loan collateral may become impaired;

•

Investing in another investment company subjects the Fund to that company’s risks, and, in general, to a pro rata portion of that company’s fees and expenses;

•

Although the Fund seeks to reduce the risk of your investment by diversifying its investment in a number of underlying funds, there are inherent risks of investing in various asset classes.

Reworded the disclosures for performance information bar chart and table. Followed same format for all funds except MH Elite Income Fund which is a new series that does not have performance numbers to report.

Performance Information

The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by comparing the Fund’s average annual returns with those of a broad-based market index. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

During the 10-year period shown in the bar chart, the highest return for a quarter was 27.65% (quarter ending 12/31/1999) and the lowest return for a quarter was -27.83% (quarter ending 12/31/2008).

     MH Elite Small Cap Fund of Funds

Average Annual Total Returns
	Periods Ended December 31, 2010
	1 Year	5 Years	10 Years
Return before taxes	21.82%	1.49%	4.84%
Return after taxes on distributions	21.82%	0.67%	4.05%
Return after taxes on distributions and sale of fund shares	14.18%	0.57%	3.53%
Russell 2000 (reflects no deductions for fees, expenses, or taxes)	26.86%	4.47%	6.33%

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their shares in the Fund through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale at the end of the measurement period.

Performance disclosure for MH Elite Income Fund of Funds

Performance Information

During the most recent fiscal year, the MH Elite Income Fund of Funds was not in operation and consequently cannot report performance information. Performance information, when available, will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by comparing the Fund’s average annual returns with those of a broad-based market index.

Item 5 - Management of the Fund – added heading for each fund. Adviser and portfolio manager is the same for all funds. Only difference will be inception date as manager.

Management of the Fund

Investment Adviser - MH Investment Management, Inc.

Portfolio Manager – Harvey Merson has managed the Fund since its inception in 1998.

Item 6 – Purchase and Sale of Fund Shares – Reworded item 6 to include “Good Order” and what it means. Same for all funds.

Purchase and Sale of Fund Shares

Investors may purchase, exchange or redeem Fund shares at the Fund’s net asset value (“NAV”) next computed after receipt of the order. You may conduct transactions by mail, to MH Elite Portfolio of Funds, Inc., 220 Russell Ave. Rahway NJ 07065, or by telephone at 1-800-318-7969. Redemptions by telephone are permitted only for amounts up to $50,000. Transactions will only occur on days the New York Stock Exchange (“NYSE”) is open. To purchase or redeem shares of the Fund, investors must submit their request in good order to the Fund by 4:00 p.m. Eastern time to receive the NAV calculated on that day. “Good order” means your purchase or redemption request should include the name of the fund, the dollar amount of shares to be purchased or redeemed, a purchase application when opening an account or, if an existing account, an investment stub from an account statement or by adding your account number to your check. Check to be made payable to MH Elite Portfolio of Funds, Inc. Applications and service forms may be obtained by calling the fund or going to www.mhelite.com. If a request in good order is received after 4:00 p.m. Eastern time, it will be processed the next business day. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly for information relative to the purchase or sale of Fund shares. The minimum initial amount of investment in the Fund is $10,000 that may be split among one or more of the MH Elite Funds. Subsequent investments in the Fund(s) will be subject to a $1,000 minimum.

Item 9 – Additional Information on the Fund’s Investment Objectives and Principal Strategies has been reworded:

MH Elite Small Cap Fund of Funds, MH Elite Fund of Funds and MH Elite Select Portfolio of Funds each have an investment objective of long-term capital appreciation. The primary investment objective for MH Elite Income Fund of Funds is income with the potential for capital appreciation as a secondary objective. MH Elite Small Cap Fund of Funds, MH Elite Fund of Funds and MH Elite Select Portfolio of Funds seek to achieve their investment objective by investing in diversified and non-diversified open-end mutual funds ("underlying funds") which in turn, invest principally (i.e. at least 80% of their total assets) in equity securities. MH Elite Income Fund of Funds seeks to achieve its investment objective by investing in diversified and non-diversified open-end mutual funds which in turn, invest in income producing securities. The investment objective of the underlying funds within each Fund will be consistent with the investment objective of the Fund(s). There can be no assurance that the Funds will achieve their investment objective.

MH Elite Small Cap Fund of Funds will emphasize funds that invest in companies whose average market capitalization (a company’s stock price multiplied by the total number of shares outstanding) is less than two billion. The Fund will invest at least 80% of its total assets in ten to twenty-five underlying funds that invest at least 70% of their total assets in small cap U.S. stocks.

MH Elite Fund of Funds will emphasize funds that invest in companies whose average market capitalization is greater than two billion. The Fund will invest at least 80% of its total assets in ten to twenty-five underlying funds that invest at least 70% of their total assets in mid and large cap U.S. stocks. Mid cap stocks generally range from $2 billion to $10 billion in market capitalization. Large cap stocks will generally have a market cap in excess of $10 billion.

MH Elite Select Portfolio of Funds will provide investors the opportunity to invest in a broadly diversified mix of asset classes that are generally considered alternative investments to the U.S. equities market including funds that invest in foreign developed markets, emerging markets, natural resources, precious metals and real estate. In addition, MH Elite Select Portfolio of Funds may invest in long/short and/or short only funds that employ hedging techniques that do not involve investing in equity securities to help reduce risk. The underlying funds in MH Elite Select Portfolio of Funds may also employ other hedging strategies including investing in futures, options and short selling. Using different hedging techniques will assist the Fund in its desire to capture market performance and to reduce the effects of market volatility. The Fund will invest at least 80% of its total assets in ten to thirty underlying funds.

Our three equity Funds will invest in a mix of fund styles including value, blend and growth funds. Growth funds will invest in stocks that typically enjoy strong growth in earnings, which is often related to a hot new product or service. Growth stocks are expected to grow at a faster pace then the rest of the market as measured by forward earnings, book value, cash flow and sales. They are often priced at a premium associated with relatively high P/Es (price to earnings ratio) and P/Bs (price to book ratio). In contrast, value managers are bargain hunters looking for a sale, seeking out companies selling for less than the true value of their earning power or assets. The stock holdings of value funds will have P/Es and P/Bs that are well below the norm. Value stocks are not the darlings of Wall Street but rather viewed as the underachievers. In researching stocks, fund managers will uncover what’s hot (growth) and what’s not (value). Blend funds do not adhere to one particular (value or growth) style of investing and will hold a combination of value and growth stocks.

MH Elite Income Fund of Funds will invest at least 80% of its total assets in underlying funds with an investment objective that seeks to provide current income and/or total return. The Fund will diversify its holdings by investing in a wide range of income producing funds including corporate debt, bank debt, government and agency debt securities of the U.S. and foreign countries, convertible bonds, high yield, emerging market debt and dividend paying common stocks.  The Fund’s underlying funds may invest in debt securities of issuers in both developed and emerging markets throughout the world. The underlying funds may also invest in fixed income instruments of varying maturities and invest in bonds with any rating, from holding below investment grade (high yield or junk bonds) securities to AAA credit rated securities.

The Investment Adviser reviews and evaluates funds based on their investment style, policies, and past performance.  Other criteria considered in making a determination include the portfolio manager’s tenure and experience, the size of the fund, transaction and operating expenses and fees, portfolio composition and liquidity, and quality and types of shareholder services provided.  Consistency in performance and a fund’s relative performance versus other funds with a similar investing style is an important consideration when evaluating a fund for the portfolio. The sector weightings of an underlying fund are reviewed for overlap in holdings and to insure the Funds maintain an overall balanced portfolio. In the process of screening and comparing funds, the Investment Adviser will consider a fund’s standard deviation, a statistical measure of a fund’s range of performance and volatility, and a fund’s alpha figure, used to measure the value added or subtracted by a fund’s manager. The Funds will invest in unaffiliated funds that can be purchased at their net asset value without sales charges, upfront or deferred, and have a maximum limit on 12B-1 fees of .25%. Disappointing performance, a change in portfolio manager(s) or significant style drift will lead to a fund being removed from the portfolio.  A description of the Funds’ policies and procedures with respect to the disclosure of the Fund’s portfolios securities are available in the Funds’ Statement of Additional Information (“SAI”). Portfolio Holdings for each Fund are updated monthly on the Fund’s website, www.mhelite.com.

Item 10 – Investment Adviser has been reworded:

MH Investment Management, Inc., located at 220 Russell Ave. Rahway NJ, is a New Jersey corporation that acts as the Investment Adviser to the Funds. MH Investment Management, Inc. has been the investment Adviser to the MH Elite Small Cap Fund of Funds (formerly MH Elite Portfolio of Funds) since its inception on September 1, 1998. Mr. Harvey Merson and Mr. Jeff Holcombe established the company on October 20, 1997 and are the sole owners, directors and officers of MH Investment Management, Inc.

As Portfolio Manager, Mr. Harvey Merson is primarily responsible for the day to day management of the Fund's portfolios.  Mr. Merson is a graduate of Rider College with a Bachelor of Science degree in Business Administration.  He is also registered with the U. S. Securities and Exchange Commission as a Registered Investment Adviser.  Mr. Merson has been assisting clients with the purchasing, monitoring, and sale of mutual funds for the last 29 years. Refer to the Statement of Additional Information (SAI) for additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager and the Portfolio Manager’s ownership of securities in the Fund(s). Mr. Merson also serves as the Chief Compliance Officer, President and Secretary of MH Elite Portfolio of Funds, Inc.

Mr. Jeff Holcombe, Chief Information Officer, is primarily responsible for the administrative operations of the Funds.  Mr. Holcombe is a graduate of Montclair State College with a Bachelor of Science degree in Business Administration, and Fairleigh Dickinson University with a Master of Business Administration in Finance.  Mr. Holcombe is currently a Director of Software Development with Telcordia Technologies, Incorporated. Mr. Holcombe also serves as Vice-President and Treasurer of MH Elite Portfolio of Funds, Inc.

The Investment Adviser furnishes each Fund with investment advice and, in general, supervises the management and investment program of the Funds. Under the Investment Advisory Agreement, the MH Elite Small Cap Fund of Funds, MH Elite Fund of Funds and MH Elite Income Fund of Funds have agreed to pay the Investment Adviser an annual management fee, payable monthly, of 1.00% of the Fund's daily net assets. MH Elite Select Portfolio of Funds will pay the Investment Adviser an annual management fee, payable monthly, of 1.75% of the Fund’s daily net assets.

Pursuant to its contract with each Fund, the Investment Adviser is required to render research, statistical and advisory services to the Funds, to make specific recommendations based on the Fund's investment requirements; and to pay salaries of the Fund's employees who may be officers, directors or employees of the Investment Adviser.

An Administrative Services Agreement between the Funds and MH Investment Management, Inc. stipulates the Investment Adviser will be responsible for expenses incurred for the conduct of business by the Funds and in return, the Funds have agreed to pay the Investment Adviser an annual fee, payable monthly, of .25% of the Fund's daily net assets. The Investment Adviser cannot recover any expenses incurred by the Funds that are in excess of the .25% annual fee.

The Investment Advisory Agreement and Administrative Services Agreement are approved annually by the Fund’s Board of Directors. A discussion regarding the basis for the Board of Directors approving the investment advisory agreement is available in the Fund’s annual report to shareholders for the period January 1st to December 31st of each year.

Item 11 – How to Buy Shares has been reworded:

The offering price of the shares offered by the Funds are at the net asset value per share next determined after your order is received by MH Elite Portfolio of Funds Inc. in good order and is computed in the manner described under the caption "Pricing of Fund Shares" in this Prospectus.  The Funds reserve the right at their sole discretion to terminate the offering of its shares made by this Prospectus at any time and to reject any order received by the Fund that is not in good order. “Good Order” means your purchase request should include the name of the fund, the dollar amount of shares to be purchased, a purchase application when opening an account or, if an existing account, an investment stub from an account statement or by adding your account number to your check. Check to be made payable to MH Elite Portfolio of Funds, Inc. For retirement accounts, checks will also be accepted if made payable to the Fund’s custodian, currently, Huntington National Bank. Third party endorsed checks or foreign checks will not be accepted.

Initial purchase of shares of the Funds may be made by completing and signing an account application submitted to the Funds. Applications may be obtained by calling the Fund or by visiting our website, www.mhelite.com, and downloading the application.  Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, permanent street address, date of birth, social security or government identification number, driver’s license and any other information that will allow us to identify you. Mailing addresses containing only a P.O. Box will not be accepted. The Funds will use such information to verify your identity and will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA Patriot Act. If you do not supply the necessary information, the Funds may not be able to open your account. Furthermore, if the Funds’ do not have a reasonable belief of the identity of a shareholder, the account application will be rejected. Each Fund also reserves the right to close the account within 5 business days of receiving the application if clarifying information/documentation cannot be verified. Please contact the Funds at (800) 318-7969 if you need additional assistance when completing your application.

You may also purchase shares in the Funds through a processing organization which is a broker-dealer, bank or other financial institution authorized to purchase and redeem shares in the Funds for their customers.  If you invest through an authorized institution, you will have to follow their procedures, which may be different from the procedures for investing directly with the Funds, including no minimum initial or subsequent investment requirement.  The processing organization, rather than you, will act as shareholder of record of the shares and will be responsible for delivering Fund reports and other communication about the Funds to you.  Your broker or institution may charge a fee for its services, in addition to the fees charged by the Funds.  You will also generally have to address your correspondence or questions regarding the Funds to the processing organization.

The minimum initial purchase of shares is $10,000.00.  The minimum amount for subsequent purchases is $1,000.00. Investments in funds offered by MH Elite Portfolio of Funds Inc. can be combined to meet the required minimum. The minimum is also per household and extended to include immediate members of the family.

The Funds will automatically retain and reinvest dividends and capital gains distributions declared by the Funds, and use the proceeds for the purchase of additional shares for the shareholder at net asset value as of the close of business on the distribution date.  A Shareholder may at any time by letter or forms supplied by the Funds direct the Funds to pay dividends and/or capital gains distributions, if any, to such shareholder in cash.  Shares will be issued to three decimal places as purchased from the Funds.

Item 11 – How to Sell Shares has been reworded:

The Funds will redeem all or any part of the shares of any shareholder that submits a written request with signature(s) guaranteed to MH Elite Portfolio of Funds Inc. Redemption and withdrawal forms are available on our website, www.mhelite.com or by calling the Fund. Signature(s) must be guaranteed by a commercial bank, trust company, credit union, savings and loan association, or member firm of a national securities exchange.  A notary public may not provide a signature guarantee.  If the amount of the redemption proceeds is $100,000.00 or less, a signature guarantee is not required.

The Funds will also accept telephone redemptions for amounts up to $50,000. A check will be mailed only to the address to which the account is registered unless instructed otherwise in a written request signed by the shareholder(s) of record. The Funds will employ reasonable procedures to determine that telephone instructions are genuine. If the Funds do not employ such procedures, they may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions and providing written confirmation of the transaction(s). Telephone redemption option is not available for retirement accounts.

The sale price of each share will be the next NAV determined after a Fund receives your request.  Payment by the Fund will ordinarily be made within three business days of receipt of request.  The Funds may suspend the right of redemption or postpone the date of payment if the New York Stock Exchange is closed for other than customary weekend or holiday closings, or when trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or when the Securities and Exchange Commission has determined that an emergency exists, making disposal of Fund securities or valuation of net assets not reasonably practicable.  For recently purchased shares, the Funds may delay payment of redemption proceeds for up to 15 days from date of purchase or until the purchased check has cleared which ever occurs first.

The Fund reserves the right to redeem shares automatically without action by the shareholder in accounts when the account balance falls below $1,000.00.

If you own your shares through an account with a broker or other institution, contact that broker or institution to sell your shares.  Your broker or institution may charge a fee for its service.

The Board of Directors has determined it would not be appropriate to impose a redemption fee on any of the Funds. Considering the size of the Fund, in terms of total assets, and the fund of funds structure under which MH Elite Portfolio of Funds, Inc. operates, there is no evidence of or any past activity that would suggest the Funds would be an appropriate investment vehicle for market timing strategies.  There are potential risks of not adopting policies to deter the impact of frequent purchases and redemptions of Fund shares by Fund shareholders.  Frequent trading of Fund shares by shareholders could impede the Fund’s ability to carry out its investment strategy, have an impact on the Fund’s performance and restrict the Funds’ ability to achieve their respective investment objectives. The underlying funds held by each Fund may impose their own polices and procedures for the frequent purchasing and redemption of Fund shares by their respective shareholders. A discussion of the underlying funds policies and procedures regarding frequent trading can be found in the underlying fund’s prospectus.

Part B

Item 16 – Selection of Underlying Funds made the following changes.

In first sentence deleted “broad discretion”

Separated Small Cap Fund of Funds from Fund of Funds

Changed “While the Fund may invest in U.S. equity funds, it will also strongly consider investing in ……..” to “While the Fund may invest in U.S. equity funds it will, under normal conditions, be investing in ……….”

In Fund Risks and Other Considerations deleted use of phrase, “For example, “ and reference to SAI in last sentence of first and fourth paragraphs.

Portfolio Turnover Policy

Changed first sentence from “ The Funds do not propose to….” To “Each Fund does not propose to……”.

Investment Restrictions

Listed all restrictions by number, 1-8, instead of a narrative and 6 numbered restrictions.

Added parenthesis around (The investment policies of the underlying funds may also allow them to borrow money).

Added disclosure that MH Elite Small Cap Fund of Funds and MH Elite Income Fund of Funds will each invest at least 80% of their total assets in their respective categories as stated in the respective fund name.

Item 17 – Director Compensation

We believe we are not required to display a table for director’s compensation as they receive less than is required by instructions for reporting director compensation. Non interested directors are paid $500 per fund they oversee.

Part C – Exhibits

Item 28 (h)(1)

The Board of Directors approved amending the Administrative Services Agreement with the following disclosures:

The fee (.25%) cannot be raised without shareholder approval and this agreement will continue for as long as MH Investment Management Inc. serves as the Investment Adviser to the Fund. The Investment Adviser cannot recover, at some future date, any expenses incurred that are in excess of the .25% annual fee.

The Investment Adviser is obligated to pay all the expenses of the Fund other than the investment advisory fee and the acquired fund fees and expenses.

SEC comments requested we also disclose and/or respond to the following:

1. Why we didn’t conform with our 2010 filing which updated 2009 financials.

Our prospectus dated May 1, 2010 was updated under the new summary prospectus format as required and while it is the opinion of the SEC we were not in complete compliance there was no information that was misleading or omitted. Our narrative may not have been exacting, the term Primary was written instead of Principal and the heading ‘Management of the Fund’ was not used, but the section contained the required information to disclose investment adviser and portfolio manager.

2. Item 9 is also summarized in item 4 of each Fund.

3. Due to our structure of operating as a fund of funds we do not believe market timing to be a risk to our shareholders. A disclosure was added under heading “How to Sell Shares” to address our policy of not having a redemption fee policy.

4. Non-principal strategies are included in SAI. All Principal Strategies and Risks are in prospectus.

5. Non diversified funds would be considered a non principal strategy.

6. The lending of portfolio securities by MH Elite Portfolio of Funds, Inc. is prohibited. MH Elite Portfolio of funds, Inc. will also not enter into repurchase agreements.

7. According to the Administrative Services Agreement between the Fund and the Fund’s Investment Adviser, MH Investment Management Inc., the adviser is responsible for  all expenses incidental to the conduct of its business of operating a family of funds. The agreement specifically states under its obligations that the board of directors compensation to be included under this arrangement. Administrative Services Agreement is included in  Part C of the SAI. The nominal fee paid to non interested directors does not create a conflict of interest. Their compensation is not an incentive that would create a conflict. The Fund does not compensate Fund officers or directors.

8. Board of Directors evaluation of Investment Advisory Agreement is included in annual report.

Harvey Merson

President